Exhibit 99.125

Consent of Raymond H. Walton, B.Tech., P.Eng.

The undersigned hereby consents to the use of their technical report titled "NI 43-101 Technical Report on the 2021 Ruby Hill Mineral Resource Estimate, Eureka County, Nevada, USA" dated October 22, 2021, and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the Registration Statement on Form 40-F of i-80 Gold Corp. being filed with the United States Securities and Exchange Commission, and any amendments thereto.

/s/ Raymond H. Walton
Raymond H. Walton, B.Tech., P.Eng. of Ray Walton Consulting Inc.

Dated: May 5, 2022